UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
101 N. Cherry Street
Winston-Salem, North Carolina 27101

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Employee Benefits Administrative Committee and Participants of
Hanesbrands Inc. Retirement Savings Plan
Winston-Salem, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
We have served as the Plan’s auditor since 2019.

/s/ Forvis Mazars, LLP

Greensboro, North Carolina
June 18, 2025

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2024	December 31, 2023
Assets
Investments, at fair value	$650,130,350	$641,520,629
Receivables:
Company-match contribution receivable	2,372,774	2,542,740
Notes receivable from participants	6,800,740	7,171,777
Partial plan termination receivable from company	635,788	—
Receivable from qualified retirement plan	—	13,628,926
	9,809,302	23,343,443
Total assets	659,939,652	664,864,072

Liabilities
Accrued expenses	(171,340)	(254,883)
Total liabilities	(171,340)	(254,883)

Net assets available for benefits	$659,768,312	$664,609,189

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2024	December 31, 2023
Net investment income	$78,851,902	$85,790,890
Interest income on notes receivable from participants	494,355	400,686
Contributions:
Company	9,872,943	9,930,064
Participants	19,576,540	23,851,886
Total contributions	29,449,483	33,781,950
Benefits paid to participants	(112,881,201)	(110,489,557)
Administrative expenses	(755,416)	(620,157)
Net increase (decrease)	(4,840,877)	8,863,812
Transfer in from qualified retirement plan	—	13,628,926
Net assets available for benefits:
Beginning of year	664,609,189	642,116,451

End of year	$659,768,312	$664,609,189

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On the close of business on December 31, 2023, the It’s Greek to Me, Inc. Profit Sharing/401(k) Plan and Trust ("GTM Plan") was merged into the Plan and all assets were combined with the Plan’s assets.
Fidelity Management Trust Company provided trustee services for the Plan while Fidelity Investments Institutional Operations Company, Inc. provided recordkeeping services for the Plan. References to the "Trust" within this filing refer to the Hanesbrands Inc. Retirement Savings Plan Trust.
On December 29, 2022, the SECURE 2.0 Act of 2022 (“SECURE 2.0”) became law. SECURE 2.0 makes various changes applicable to tax qualified retirement plans. Plan management is evaluating the impact of SECURE 2.0 and awaiting additional regulatory guidance from the IRS and the Department of Labor. The Plan will be amended to reflect any changes made in response to SECURE 2.0 prior to the deadline set by law or applicable regulations.
Contributions
Eligible employees can contribute between 1% and 50% of their pre-tax eligible compensation, as defined in the Plan document. All eligible employees are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan (6% for eligible employees hired on or after February 1, 2025), unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation (10% of eligible pre-tax compensation on and after February 1, 2025); except that the deferral percentage of such an employee who becomes a participant during the last three months of the year will not increase until the second plan year following the employee’s participation date. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”). Although employees were previously permitted to make after-tax contributions to certain predecessors to the Plan, this is no longer permitted and was not permitted during the periods presented.
For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. The Company may make additional discretionary matching contributions of 0-2%, on a quarterly basis, if a participant’s contributions are equal to or exceed 6% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. Effective January 1, 2025, the Company increased the matching contribution from 4% to 6%, which will be made on a pay period basis, and discontinued the additional discretionary matching contribution. For the years ended December 31, 2024 and 2023, the total matching contribution by the Company was $10,490,958 and $12,082,602, respectively.
For eligible union participants, the Company will make a quarterly union replacement contribution equal to 6% of eligible compensation. For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or union participant employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for a discretionary annual Company contribution, a participant must have attained age 21 and be employed on the last day of the Plan year. There were no discretionary Company contributions for the years ended December 31, 2024 and 2023. Effective January 1, 2025, discretionary Company contributions were permanently discontinued.
For the years ended December 31, 2024 and 2023, $1,253,803 and $2,152,538 of forfeitures, respectively, were used to offset Company contributions, which includes $133,993 and $342,857 of forfeited balances outstanding as of December 31, 2024 and 2023, respectively, that were used to offset the Company's contribution receivable to the Plan for the fourth quarter of the respective years that were paid in the first quarter of the following year.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2024 and 2023
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses, benefit payments and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions are 100% vested at all times. Company contributions vest based on years of service with a two-year cliff vesting schedule for quarterly matching contributions and a five-year graded vesting schedule for discretionary annual Company contributions and quarterly union replacement contributions. Discretionary annual Company contributions, quarterly union replacement contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service. Effective January 1, 2025, active employees and those who terminated on or after December 31, 2023 will be fully vested in any unvested discretionary annual company contribution. Certain employer contributions made to participants in the GTM Plan prior to its merger into the Plan will vest in accordance with the terms set forth in the former GTM Plan.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time. Effective February 8, 2024, Fiduciary Counselors was appointed as the named fiduciary and investment manager of the HBI Stock Fund, which is the investment option available under the Plan that holds shares of Hanesbrands common stock.
Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amounts shall be forfeited. Forfeited balances shall first be allocated to participants who are re-employed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.
All unallocated forfeited balances as of December 31, 2024 and 2023 were allocated as described above under Contributions.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the HBI Stock Fund).
Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 9.50% at December 31, 2024 and 3.25% to 8.50% at December 31, 2023. Principal and interest is paid through payroll deductions.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2024 and 2023
NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Trust’s investments consist of investments in a money market, registered investment companies, Hanesbrands common stock and collective trusts. Investments in the money market, registered investment companies and Hanesbrands common stock are valued using quoted market prices. All collective trusts are valued at net assets value ("NAV") of participant units owned by the Trust based on the NAV of the underlying investments in each collective trust.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan. Investment related expenses are included in net investment income (loss).
Recent Accounting Pronouncements
There were no recent accounting pronouncements that were applicable to the Plan.

NOTE C - INVESTMENTS AT FAIR VALUE
The Plan’s net assets of the Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the Trust is as follows:

	December 31, 2024	December 31, 2023
Investments at fair value:
Hanesbrands common stock	$14,149,314	$9,429,301
Investment in collective trusts	601,455,147	592,624,793
Investment in registered investment companies	34,063,048	39,238,219
Money market fund	361,188	288,857
Total investment assets at fair value	650,028,697	641,581,170
Non-interest bearing cash	—	1,056,261
Net receivables/(payables)	101,653	(1,116,802)

Investments, at fair value	$650,130,350	$641,520,629

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2024 and 2023
The net investment income from the Trust for the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
Net investment income from the Hanesbrands Inc. Retirement Savings Plan Trust:
Interest and dividend income	$2,738,181	$4,567,061
Net appreciation in fair value of investments	76,113,721	81,223,829

Total net investment income	$78,851,902	$85,790,890

NOTE D - PLAN TERMINATION
The Company experienced a reduction in its workforce in 2024 and early 2025 primarily due to the sale of its global Champion business and U.S.-based outlet store business. As a result, the plan experienced a partial plan termination as defined by ERISA for the period January 1, 2024 – February 18, 2025. Participants who terminated employment during this period were fully vested in their Company contributions. The Company made an additional contribution in 2025 of $709,765, of which $635,788 is recorded as a receivable from the Company as of December 31, 2024, to restore forfeitures for participants impacted by the partial plan termination.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
•Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2024 and 2023, the Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, collective trusts, registered investment companies and a money market. The fair values of the Hanesbrands common stock, the registered investment companies and the money market are determined based on quoted prices in public markets and are categorized as Level 1. The fair value of the investments within the collective trusts are valued utilizing the NAV per share as the practical expedient and are not required to be classified within the fair value hierarchy. Participant transactions in the collective trusts (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. There were no changes during the years ended December 31, 2024 and 2023 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within the fair value hierarchy the Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2024 and 2023, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2024 and 2023

	Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$14,149,314	$—	$—	$14,149,314
Registered investment companies	34,063,048	—	—	34,063,048
Money market fund	361,188	—	—	361,188
Collective trusts (1)	—	—	—	601,455,147

Total investment assets at fair value	$48,573,550	$—	$—	$650,028,697

	Investment Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$9,429,301	$—	$—	$9,429,301
Registered investment companies	39,238,219	—	—	39,238,219
Money market fund	288,857	—	—	288,857
Collective trusts (1)	—	—	—	592,624,793

Total investment assets at fair value	$48,956,377	$—	$—	$641,581,170

(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the Statements of Net Assets Available for Benefits.

NOTE F - TAX STATUS
By letter dated December 12, 2017, the IRS determined that the Plan and the Trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan's management believes the Plan remains in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any period in progress.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Approximately 2.2% and 1.5% of the Trust’s assets as of December 31, 2024 and 2023, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2024 and 2023, the Plan held 1,738,245 and 2,114,193 shares, respectively, of Hanesbrands common stock that had a fair value of $14,149,314 and $9,429,301, respectively. The Plan recorded no dividend income during the years ended December 31, 2024 and 2023, on investments in Hanesbrands common stock.
As described in Note A, Fidelity Management Trust Company is the trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the recordkeeper to maintain the individual accounts of each Plan participant. As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year), certain Plan investments include shares of a money market fund and registered investment companies that are managed by affiliates of Fidelity.
As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year) included in these financial statements, certain assets of the Plan consist of notes receivable from participants pursuant to Plan loans. Transactions involving these assets are considered to be party-in-interest transactions.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Hanesbrands Inc.	Hanesbrands Inc. Common Stock	$14,149,314

		Collective trusts:
	Vanguard	Target Retirement Income Fund	28,358,724
	Vanguard	Vanguard Retirement 2020 Fund	31,127,722
	Vanguard	Vanguard Retirement 2025 Fund	67,438,200
	Vanguard	Vanguard Retirement 2030 Fund	92,731,709
	Vanguard	Vanguard Retirement 2035 Fund	102,849,386
	Vanguard	Vanguard Retirement 2040 Fund	52,192,518
	Vanguard	Vanguard Retirement 2045 Fund	39,393,241
	Vanguard	Vanguard Retirement 2050 Fund	31,705,796
	Vanguard	Vanguard Retirement 2055 Fund	22,215,841
	Vanguard	Vanguard Retirement 2060 Fund	10,033,532
	Vanguard	Vanguard Retirement 2065 Fund	3,185,885
	Vanguard	Vanguard Retirement 2070 Fund	210,282
	Spartan	Spartan 500 Index Pool - Class C	71,375,459
	Spartan	Spartan Extended Market Index Pool	1,212,692
	Spartan	Spartan Total International Index Pool	806,986
	Federated Capital	Federated Capital Preservation Fund	44,033
	Invesco Trust Company	Invesco Stable Value Trust	40,832,704
	Riverbridge	Riverbridge Smid Cap Growth	5,740,437

			$601,455,147
		Registered investment companies:
	Copeland Funds	Copeland SMID Cap Dividend Growth Fund Class I Shares	$7,671,240
	Ariel Investments	Ariel Fund Institutional Class	5,896,350
	Dodge and Cox	Dodge & Cox International Stock Fund	4,810,426
	American Funds	American Funds Europacific GR International Equity Fund	4,643,641
	Dodge and Cox	Dodge & Cox Income Fund	4,075,450
	Natixis Core	Natixis Core US Bond Fund	4,075,450
	Dodge and Cox	Dodge & Cox Stock Fund	361,416
	Harbor Capital	Harbor Capital Appreciation Retirement	361,417
*	Fidelity	Fidelity Strategic Real Return	1,780,046
*	Fidelity	Fidelity US Bond Index Fund	387,612

			$34,063,048
		Money market funds:
*	Fidelity	Fidelity Investments Money Market Government Portfolio	$361,188

		Participant loans:
*	Participants	Average maturity date of 2.32 years, bearing interest at 3.25% to 9.50%, collateralized by participants’ account balances	$6,800,740

		Total	$656,829,437

* Denotes party-in-interest transaction
(d) Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 18, 2025	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ Rachel Fleming
Rachel Fleming
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Forvis Mazars, LLP